Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE AMERICAN, AIM and VFEX: CMCL)

ABRIDGED, PRELIMINARY AND UNAUDITED QUARTERLY AND FULL YEAR RESULTS AND DETAILS OF MANAGEMENT CONFERENCE CALL for the fourth quarter and full year ended December 31, 2025 (“the Quarter” or “Q4 2025” and “FY 2025” respectively)

RECORD FINANCIAL PERFORMANCE IN FY 2025, STRONG CASH GENERATION AND CLEAR GROWTH MOMENTUM INTO 2026

St Helier, Jersey – March 23, 2026 – Caledonia Mining Corporation Plc (“Caledonia” or “the Company” and together with its subsidiaries “the Group”) is pleased to report preliminary unaudited financial and operating performance for the Quarter and FY 2025, reflecting a year of strong revenue, profit and cash generation, alongside continued progress on its growth strategy across Blanket Mine, Bilboes and Motapa.

The Group’s performance during the year was underpinned by a higher gold price environment, providing a robust platform to execute the next phase of growth into 2026 and beyond.

Unaudited consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position and consolidated statements of cash flows are included in the appendices at the end of this announcement. The Company expects to file its Annual Report on Form 20-F for the year ended December 31, 2025, containing audited financial statements for FY 2025, (“Form 20-F”) with the U.S. Securities and Exchange Commission in the next few weeks, and an announcement will be made to notify of its filing in due course. As a result, all financial results described herein should be considered preliminary (and are unaudited), and are subject to change to reflect any necessary adjustments or changes in accounting estimates that are identified prior to the time we file our Form 20-F.

Summary for Quarter and FY 2025

The Group delivered an exceptional financial performance in FY 2025, benefiting from a higher gold price environment.

•	Gold Production and Sales:

○	Blanket Mine (“Blanket”) produced 76,213 ounces (“oz”) of gold in FY 2025 and sold 77,392 oz, with 2,262 oz of gold bullion on hand at year end.
○	The Bilboes oxide operation produced and sold 1,683 oz of gold during FY 2025.

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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○	Total consolidated gold sales were 79,075 oz, compared to 77,917 oz in the previous year (“FY 2024").

•	Revenue increased by 46% to US$267.7 million, compared with US$183.0 million in FY 2024, driven primarily by a significantly higher realised gold price and strong sales volumes.
•	Gross profit increased to US$137.1 million, compared to US$77.0 million in FY 2024, reflecting improved margins due to the higher gold price.
•	EBITDA increased to US$125.3 million, compared with US$59.7million in FY 2024, representing a substantial improvement driven by higher gold prices.
•	Profit after tax increased to US$67.5 million, compared with US$23.1 million in FY 2024, an increase of 193%.
•	Net cash generated from operating activities increased by 82% to US$76.2 million (FY 2024: US$42.0 million).
•	Unit Costs:

○	Consolidated on-mine cash cost averaged US$1,263/oz sold.
○	All in sustaining cost (“AISC”) averaged US$1,952/oz sold, based on 79,075 oz sold.

•	Free cash flow increased to US$62.1 million, compared with US$10.6 million in FY 2024.
•	Basic earnings per share (“EPS”) increased by 211% to US$2.83 (FY 2024: US$0.91), driven by higher profitability.

•	Bilboes Gold Project (“Bilboes” or “the Project”):

○	The Bilboes sulphide feasibility study was completed and published in November 2025, confirming a single-phase development, robust economics and a clear pathway to development. See “Bilboes Gold Project Technical Report Summary” with effective date October 31, 2025 prepared by DRA Projects (Pty) Ltd and filed by the Company on EDGAR as an exhibit to a Form 6-K Report of Foreign Private Issuer on November 24, 2025 (the “Feasibility Study”).

•	On 5 November 2025, Caledonia announced the appointment of Mr. July Ndlovu as an independent non-executive director to the Board.
•	Quarterly dividend: Caledonia announces today that the board of directors of the Company (the “Board”) has approved a dividend of 14 cents per share which will be paid on April 17, 2026.

The Group’s balance sheet strengthened materially during the year. Cash and cash equivalents increased to US$35.7 million at year end (FY 2024: US$4.3 million), resulting in a net cash position of US$23.8 million, compared with a net debt position of US$8.7 million at the end of 2024. This enhanced financial position provides the Group with greater flexibility to fund its growth initiatives.

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OPERATING RESULTS SUMMARY

	Q4 2025	Q4 2024	% ∆	12-Months 2025	12-Months 2024	% ∆
SAFETY
Group LTIFR (per 1m hours)[1,5]	0.0	1.1[1]	-100%	0.8	0.7[1]	12.7%
Group TIFR (per 1m hours)[1,6]	2.8	2.2[1]	26.7%	3.5	4.4[1]	-20.5%
UNDERGROUND MINING[2]
Ore broken in tonnes (t) (’000’s)	221.6	229.0	-3.2%	916.2	851.4	7.6%
Ore hoisted in tonnes (t) (’000’s)	197.4	213.5	-7.5%	840.2	772.2	8.8%
PROCESSING[2]
Ore processed/milled (t) (’000’s)	207.7	207.7	0.0%	826.8	797.5	3.7%
Head/feed grade (grams/tonne)	2.8	3.2	-12.5%	3.07	3.2	-4.1%
Gold recovery (%)	92.8	93.6	-0.9%	93.4	93.6	-0.2%
Gold production (oz)	17,367	19,841	-12.5%	76,213	76,656	-0.6%
COSTS AND SALES
Gold sold (oz)	18,408	18,141	1.5%	79,075	77,917	1.5%
On-mine costs (US$ 000)	28,037	21,361	31.3%	99,873	83,619	19.4%
On-mine (US$/oz sold)	1,523	1,177	29.4%	1,263	1,073	17.7%
AISC (US$ 000)	42,249	34,055	24.1%	154,335	117,321	31.6%
AISC (US$/oz sold)	2,295	1,877	22.3%	1,952	1,506	29.6%
Realised gold price (US$/oz)	4,057	2,618	55.0%	3,383	2,347	44.1%
FINANCIALS[3]
Revenue (US$ 000)	74,736	47,515	57.3%	267,663	183,018	46.2%
EBITDA (US$ 000)	29,817	17,426	71.1%	125,319	59,695	109.9%
Profit after tax (US$ 000)	14,099	7,516	87.5%	67,511	23,054	192.8%
Capital expenditure (US$ 000)[4]	6,604	10,437	-36.7%	30,772	27,915	10.2%
Free cash-flow (US$ 000)	13,788	876	1,473.9%	62,116	10,643	483.6%
Basic earnings per share ($)	0.56	0.30	86.7%	2.83	0.91	211.0%
Diluted earnings per share ($)	0.56	0.30	86.7%	2.83	0.91	211.0%

1.	Previously reported in 200,000 man hours.
2.	The production summaries above only show Blanket results. Bilboes contributes marginally to the overall results; however, due to materiality, its numbers have not been included above.
3.	Please refer to the financial statement appendices at the end of the report.
4.	The capex relates to Blanket only.
5.	LTIFR - lost time injury frequency rate.
6.	TIFR - total incident frequency rate.

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Chief Executive Officer’s Comment

Mark Learmonth, Caledonia’s Chief Executive Officer, commented:

"2025 has been a strong year for the Group, marked by record financial performance, excellent cash generation and continued strategic progress across the business. Revenue increased by 46% to US$267.7 million, profit after tax rose by 193% to US$67.5 million, and net cash generated from operations increased by 82% to US$76.2 million.

At Blanket, we produced 76,213 ounces of gold, meeting our revised increased guidance, while continuing to invest in exploration. The results from our drilling programmes are highly encouraging and reinforce our confidence in the long-term future of the operation.

Beyond Blanket, we advanced our organic growth strategy and made decisive progress with Bilboes, our next mine. The publication of the Feasibility Study confirmed our expectations that Bilboes is an attractive and robust project that has the potential to materially change our production and profit profile and at the same time provide meaningful contributions to Zimbabwe.

Our investment in Motapa, which sits contiguous to Bilboes, forms an important part of our strategy to build a broader production and growth platform in Zimbabwe. Our post-period funding initiatives, together with the proceeds from the sale of the solar plant at Blanket, have significantly strengthened our balance sheet and leave us well positioned to fund growth while importantly maintaining financial flexibility.

We continue to receive strong and constructive support from the Government of Zimbabwe in implementing our strategy. Looking ahead to 2026, our focus is on execution and the strategic objective of becoming a multi-mine producer. Our commitment is unwavering to safety and our people while maintaining consistent operations at Blanket, advancing Bilboes in line with the financing and development timetable, continuing targeted exploration at Motapa, and delivering sustainable value for shareholders, employees and the communities in which we operate. We intend to use the current strong gold price to invest in projects at Blanket to improve operating resilience and contain further upward pressure on input prices.”

WEBCAST

The Company will host a remote presentation for analysts and investors on its preliminary and unaudited operating and financial results for the Quarter and FY 2025 on Monday March 23, 2026 at 2:00pm London time, followed by an opportunity to ask questions.

Webcast link: https://stream.brrmedia.co.uk/broadcast/69ae9fc354af4a0013267828

Safety

Safety remains a core priority for the Group. During FY 2025, the Company reported a fatal accident involving a Blanket employee in September 2025, following an incident related to secondary blasting. The Group remains deeply saddened by the loss and extends its condolences to the family and those affected. In response, management initiated a comprehensive review of safety procedures, controls and training programmes across the operation, with a continued focus on reinforcing safety standards, improving risk management practices and strengthening the safety culture throughout the business.

At Blanket, work is underway to further strengthen the fatal risk management framework, including the enhancement of risk registers, risk standards, and verification and assurance processes. In parallel, the Group has implemented the IsoMetrix electronic SHEC management system to support consistent incident reporting, hazard identification and risk management across its operations. The system went live in December 2025, with training continuing into 2026.

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No lost time injuries or fatalities occurred during the Quarter, and the LTIFR for FY2025 was 0.84 per million work hours.

Production

Blanket delivered a strong and resilient operational performance in FY 2025, meeting increased production guidance despite operational challenges experienced during the year. FY 2025 gold production of 76,213 oz was within the revised guidance range of 75,500 to 79,500 oz and broadly consistent with production achieved over the prior two years, reflecting the underlying stability of the operation.

Production in the second half of the year was affected by lower tonnages from higher grade areas, which are being addressed through ongoing mine development, and by an increased incidence of prolonged electricity supply interruptions towards the end of the year. These impacts were partially offset by robust milling throughput and the draw-down of material from the ore stockpile, which helped to maintain overall production levels.

For 2026, Caledonia expects Blanket gold production to be in the range of 72,000 to 76,500 oz1, with the quarterly production profile anticipated to be stronger in the second half of the year as higher-grade areas increasingly come on stream.

Capital Expenditure and Investment for Growth

The main capital projects at Blanket in 2025 were the ongoing mine development to provide access to new mining areas and the completion of the new Tailings Storage Facility (“TSF”).

On-mine capital development has established critical infrastructure across the 26, 30, and 34 Levels, thereby supporting sustained operations at greater depth. Currently, significant progress is being made on the development of a twin decline system designed to provide enhanced access to the 38 Level. The decline system has successfully advanced to the 36 Level, where the establishment of a mid-level is underway to facilitate production activities below the 34 Level. 5,532 and 22,284 meters of development were achieved for the Quarter and FY 2025 respectively.

The TSF was built on a modular basis to spread the cost over a longer period, and to ensure that the first phase could receive material before the old TSF reached its full capacity. Work on the TSF was completed on July 31, 2025. A second return water dam to support the TSF was commissioned in November 2025.

The Company published guidance on January 14, 2026 for capital expenditure for 2026, in which it stated that guidance may be increased to cater for the construction of a 34km electricity line to connect Blanket to Zimbabwe’s 132Kv backbone. This investment is expected to reduce the price of power received from the grid and reduce the incidence of power outages experienced by Blanket, thereby reducing the use of expensive diesel generators and allowing an increase in expected production of about 1,000 oz per annum due to improved operating reliability. The study for this project has been completed, and the Board has approved an amount of $14.2 million for this project. Work is expected to commence immediately, and the project is expected to be completed in the second quarter of 2027. The Board has also approved additional capital expenditure of $2.2 million to convert the winder at Central Shaft from Alternating Current (AC) to Direct Current (DC) operation. This work should be done over the December 2026/January 2027 period and is expected to realise cost savings of approximately $0.6m per annum.

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[1]	Refer to “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on EDGAR as an exhibit to its annual report on Form 20-F on May 15, 2024; and “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on SEDAR+ on May 15, 2024

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(US$ 000)	Q4 2025	2025
SUSTAINING CAPEX
Underground mine development	1,215	6,659
Engineering equipment	1,329	9,612
Other sustaining capex	3,205	8,444
Total sustaining capex	5,749	24,715
NON-SUSTAINING CAPEX
TSF	855	6,057
Total non-sustaining capex	855	6,057
TOTAL CAPEX*	6,604	30,772

* The capex relates to Blanket only.

Total Group capital expenditure for FY 2026 is projected to be US$178.9 million, reflecting the Group’s commitment to sustaining production at Blanket while advancing its growth pipeline.

This comprises:

•	Sustaining capital of US$43.0 million, largely focused on Blanket.
•	Growth capital of US$135.9 million, including:

o	US$132.1 million allocated to the Bilboes development project, subject to Board approval and funding; and
o	US$3.8 million for exploration at Motapa, reflecting the Group’s focus on longer term value creation and synergies with Bilboes.

Costs

During FY2025, total production costs for the Group increased to US$101.3 million (FY 2024: US$80.7 million), primarily reflecting inflationary pressures on labour, consumables and power, increased underground development activity at Blanket, and continued investment in operational reliability and safety. Blanket accounted for the majority of production costs, while costs at the Bilboes oxide operation remained modest and consistent with prior periods.

On a unit basis, the Group reported a consolidated on-mine cash cost of US$1,263 per oz sold and an AISC of US$1,952 per oz sold, which were marginally above the guidance ranges of $1,150 - $1,250 and $1,850 - $1,950, respectively. The increased on-mine cost per oz reflects the increased on-mine costs and the effect of the reduced grade which fell from 3.2g/t to 3.07g/t.

Administrative expenses increased to US$20.5 million (FY 2024: US$15.7 million), reflecting higher employee costs, professional and advisory fees, and ongoing investment in governance and compliance. Despite these increases, strong gold prices and ongoing focus on cost control delivered significant margin expansion, and management believes the cost base remains appropriate to advance the Group’s long-term growth strategy. Measures such as the 132Kv power line and the conversion of the Central Shaft winder from AC to DC operation are expected to realise cost savings from 2027 onwards, but these savings are likely to be counterbalanced by further increases in costs arising from the provision of living accommodation for the workforce at Blanket which has increased significantly in recent years.

Sales

Gold sales during FY 2025 reflected both stable production levels and a significantly higher gold price environment, resulting in strong revenue growth and margin expansion. The Group sold a total of 79,075 ounces of gold during the year (FY 2024: 77,917 ounces), primarily from Blanket, with additional contribution from the Bilboes oxide operation. Gold sales volumes were broadly consistent year-on-year, demonstrating the underlying reliability of the Group’s operations.

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Average realised gold prices increased materially to US$3,383 per oz (FY 2024: US$2,347 per oz), driving revenue growth of 46% to US$267.7 million. The higher realised price more than offset cost inflation and supported a substantial improvement in profitability and cash generation. Management believes the combination of consistent sales volumes and exposure to a supportive gold price environment positions the Group well to continue generating strong margins while funding ongoing operations, dividends and growth initiatives.

Underground Mining and Processing

During FY 2025, underground milling and processing activities continued to support production delivery at Blanket, as reflected in total gold production of 76,213 oz for the year. Q4 2025 was impacted by crew moves to new areas as production areas in the upper levels reached the end of their life span. Some delays in bringing the crews into production in the new areas resulted in lower than planned tonnages from these areas, adversely affecting the overall grade for the Quarter. Production from the new areas remained under pressure in January and February 2026 but has improved in March 2026.

Processing related costs, including consumables, electricity and maintenance associated expenditure, increased year on year, consistent with higher inflationary pressures and increased underground development activity. Expenditure on processing and plant related infrastructure formed part of the Group’s ongoing capital investment programme aimed at sustaining operational capacity and supporting future production requirements.

Exploration and Resource Development – Blanket

During 2025, the Group continued its underground resource expansion drilling programme at Blanket, completing 6,976 metres of drilling. Results returned grades and widths that were generally better than expected relative to the current mineral resource model.

The programme confirmed the continuation of the Blanket and Eroica orebodies at depth to beyond 36 Level (1,230 meters below surface) and demonstrated the extension of the Lima orebody to 30 Level (990 meters below surface) from 22 Level (750 meters below surface), which is the lowest level of mining on the Lima orebody. The deep drilling program continues to reinforce confidence in the long-term production profile and life of mine extension potential at Blanket.

Surface exploration activities at Blanket have identified an anomalous area of gold mineralisation located approximately 200 meters to the east of the Sheet surface shaft. The area was trenched to obtain sample material for assay and follow up reverse circulation drilling commenced down to a depth of 40 meters below surface. Currently, assay results are pending from external laboratories although indications from selective assaying at the Blanket laboratory appear positive. Future updates will follow once assay results are received and processed during the first half of 2026.

Motapa Exploration – Investing for Future Growth

During 2025, the Group continued to invest in exploration activities at the Motapa property, recognising its potential to deliver long term, value enhancing synergies alongside the development of Bilboes. Motapa is a brownfield exploration asset located adjacent to Bilboes and is considered strategically important as part of the Group’s broader ambition to establish a multi asset gold production hub in Zimbabwe. Exploration expenditure during the year was directed towards advancing geological understanding and supporting longer term growth optionality.

Exploration during 2025 was focussed on the sulphide mineralisation below the historical oxide open pits at Motapa North and for near surface oxide mineralisation at the eastern portion of the Motapa central trend known as Mpudzi.

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For 2025, the following was achieved:

•	Surface Diamond Drilling

o	1,564 meters drilled from 18 drillholes (2024: 4,255 meters from 27 drillholes).
o	1,317 samples for fire assay submitted and received.

•	Surface Reverse Circulation Drilling.

o	18,325 meters drilled from 196 drillholes (2024: 5,461 meters from 61 drillholes).
o	12,460 samples for fire assay submitted and received.

The results from the exploration activities are expected to produce a maiden mineral resource estimate for the sulphide mineralisation of the Motapa north trend during the second quarter 2026.

Looking ahead, US$3.8 million has been allocated to Motapa exploration as part of the Group’s 2026 growth capital programme, reflecting management’s continued commitment to disciplined investment in exploration while maintaining financial flexibility. Planned work programmes are designed to complement the Bilboes development timetable and to build a pipeline of potential future opportunities that could enhance mine life, operational flexibility and regional scale over time. The exploration activities for 2026 are focussed on the continual exploration of the near surface oxide potential of the Mpudzi area and the exploration of the sulphide mineralisation of the Motapa South trend below historical oxide open pits. Management believes that Motapa represents an attractive exploration opportunity within the Group’s portfolio, aligned with its long-term growth strategy.

Bilboes Gold Project – Our Next Mine

In November 2025, Caledonia published the Feasibility Study and approved the Project for development. The Feasibility Study informs a single-phase development, proven and probable mineral reserves of 1.75 million oz of gold contained in 24.1 million tonnes of ore at an average grade of 2.26 grams per tonne, and a life of mine of 10.8 years.

The Project is expected to produce approximately 200,000 oz of gold in its first full year of production, with first production anticipated in late 2028. The Feasibility Study demonstrates robust economics, including a post-tax NPV (8% real) of US$582 million and a post-tax IRR of 32.5% at consensus gold price assumptions at the effective date of the Study ($2,548 per oz), with materially higher returns at prevailing spot prices.

Funding, Liquidity and Capital Allocation

The Group’s total liquidity is shown below.

Liquidity

Dec 31, 2025 (US$ 000)
Cash on hand	35,738
Bullion on hand	10,293
Gold sales receivables	7,718
Fixed-term deposits	5,000
TOTAL BEFORE UTILISATION OF FACILITIES	58,749
Drawn down bank facilities	(11,898)
NET CASH AND LIQUID ASSETS	46,851
Undrawn bank facilities	8,101
TOTAL LIQUIDITY	54,952

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During early 2026, Caledonia successfully completed a US$150 million convertible senior notes offering, receiving net proceeds of approximately US$130 million, significantly strengthening liquidity and providing flexibility to advance Bilboes while maintaining capital discipline.

The Company also implemented a gold price hedging programme, securing a minimum price of US$3,500 per ounce on 3,000 oz per month from January 2026 to December 2028, underpinning cash flows during the peak Bilboes capital investment period.

Caledonia continues to progress discussions regarding an interim funding facility of up to US$150 million and plans to commence a formal project finance process during 2026. The hedging programme referred to above provides a floor price for lenders when they evaluate their participation in the interim facility. In February 2026, the Group appointed Stanbic Bank Zimbabwe (a member of Standard Bank Group) and CBZ Bank Limited as co-lead arrangers for the interim funding facility.

Diesel and Operational Continuity

The recent geopolitical developments in the Middle East have had no impact on Caledonia’s operations to date. Diesel, of which the Group consumes approximately two million litres per annum, represents less than 3% of operating costs, and the Group has secured supplies of over one million litres, providing substantial buffer and supply certainty. Zimbabwe sources its fuel from both the Middle East and South Africa. Importantly, reliance on diesel has significantly fallen over the last few years: diesel accounted for 8% of the Group’s power in 2020, but has reduced to only 2% last year, supported by around 20% of total power requirements being met by solar power.

At present Caledonia is selling its exported portion of gold through South Africa (rather than the Middle East), ensuring uninterrupted revenue flows for that portion.

These factors collectively underpin strong operational resilience despite external geopolitical developments.

Dividend

Caledonia has approved a quarterly dividend of 14 United States cents (US$0.14) on each of the Company’s shares.

The relevant dates relating to the dividend are as follows:

•	Ex-dividend date VFEX: March 31, 2026
•	Ex-dividend date AIM and NYSE American: April 2, 2026
•	Record date: April 2, 2026
•	Payment date: April 17, 2026

Shareholders with a registered address in the UK will be paid in Sterling.

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END NOTES

Financial information

As previously advised, Caledonia no longer publishes financial statements and management’s discussion and analysis reports on a quarterly basis in accordance with Canadian securities regulations. This decision aligns with applicable exemptions under Canadian securities regulations, including National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, and reflects our status as an SEC foreign issuer with equivalent disclosure obligations outside Canada. Therefore there will no longer be annual financial statements issued with a Canadian audit report.

The audited financial statements for FY 2025 will be incorporated in the Form 20-F.

The financial information presented herein and in the accompanying appendices has been extracted from the Company’s preliminary and unaudited financial statements for the period ended December 31, 2025. The information has been prepared using accounting policies consistent with those applied in the preparation of the preliminary and unaudited annual financial statements for the year ended December 31, 2025. The extracted information does not include all the disclosures required by International Financial Reporting Standards (IFRS). The information has been provided to update shareholders on the performance of the Group and should be read together with the Form 20-F which is expected to be filed with the U.S. Securities and Exchange Commission in the next few weeks, and an announcement will be made to notify of its filing in due course. As a result, all financial results described herein should be considered preliminary (and are unaudited), and are subject to change to reflect any necessary adjustments or changes in accounting estimates that are identified prior to the time we file our Form 20-F.

Non-GAAP measures

This announcement includes certain financial performance measures which are non-GAAP measures. These include cash costs of production, AISC, cash and liquid assets, and free cash flow. Management believes these measures provide valuable additional information for users of the information to understand the underlying trading performance. Definitions and explanation of the measures used along with reconciliation to the nearest IFRS measures are detailed in the Form 20-F which will in due course be filed on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system as well as being available at www.caledoniamining.com/investors/reports-presentations/.

Cash and liquid assets

Cash and liquid assets include cash, fixed-term deposits, bullion on hand, gold sales receivables and drawn down bank facilities.

LTIFR

Lost Time Injury Frequency Rate (“LTIFR”) measures how often workplace injuries occur that result in employees missing work, normalized to hours worked to allow comparison over time or between organisations.

TIFR

The Total Injury Frequency Rate (“TIFR”) is a key safety performance indicator that measures the frequency of all workplace injuries (including fatalities, lost time injuries, medical treatment cases, and restricted work injuries) relative to the total hours worked.

Reporting Changes

Notwithstanding that Caledonia no longer publishes financial statements and management’s discussion and analysis reports on a quarterly basis in accordance with Canadian securities regulations, Caledonia remains fully committed to transparent and timely disclosure of material information through the publication of our annual and half-yearly financial statements and via recognised regulatory channels, and, going forwards, we anticipate continuing to publish revenue, costs and production results for the quarters for which we do not release detailed financial results (namely, the first and third quarters). This change does not affect our obligation to disclose any significant developments or risks that may materially impact the Group’s financial position or performance.

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FOR MORE INFORMATION, please visit the website www.caledoniamining.com or contact:

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include (but is not limited to): Caledonia’s expectations with regard to entering into the Interim Funding Facility, raising the project finance necessary to construct the Project and ensuring the Group has the necessary financial capacity to complete the Project, expectations with respect to costs, the situation in the Middle East, improving the electricity situation at Blanket, as well as successful exploration at Motapa and Blanket. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

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To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company’s plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. These risks are not exhaustive. Further information on these and other risks that could affect Caledonia’s results is included in its filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the last completed financial year, reports on Form 6-K for the most recently completed three and six month periods and the future reports that it may file from time to time with the SEC. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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Appendix A

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	2025	2024
Revenue	267,663	183,018
Royalty	(13,521)	(9,263)
Production costs	(101,321)	(80,744)
Depreciation	(15,697)	(16,021)
Gross profit	137,124	76,990
Net foreign exchange loss	(3,311)	(9,722)
Administrative expenses	(20,480)	(15,658)
Fair value loss on derivative financial instrument	(6,379)	(831)
Equity-settled share-based expense	(203)	(1,054)
Cash-settled share-based expense	(839)	(201)
Other expenses	(5,078)	(6,940)
Other income	248	1,090
Profit on the sale of non-current assets held for sale	8,540	–
Operating profit	109,622	43,674
Finance income	461	26
Finance cost	(3,514)	(3,157)
Profit before tax	106,569	40,543
Tax expense	(39,058)	(17,489)
Profit for the year	67,511	23,054

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	1,109	(116)
Total comprehensive income for the year	68,620	22,938

Profit attributable to:
Owners of the Company	55,219	17,899
Non-controlling interests	12,292	5,155
Profit for the year	67,511	23,054

Total comprehensive income attributable to:
Owners of the Company	56,328	17,783
Non-controlling interests	12,292	5,155
Total comprehensive income for the year	68,620	22,938

Earnings per share
Basic earnings per share ($)	2.83	0.91
Diluted earnings per share ($)	2.83	0.91

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Appendix B

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

	December 31,	December 31,
As at	2025	2024

Assets
Exploration and evaluation assets	103,829	97,326
Property, plant and equipment	204,538	189,456
Right of use assets	1,089	–
Deferred tax asset	230	264
Total non-current assets	309,686	287,046

Income tax receivable	8	355
Inventories	26,828	23,768
Derivative financial assets	8,227	–
Trade and other receivables	11,871	12,675
Prepayments	14,537	6,748
Fixed term deposit	5,000	–
Cash and cash equivalents	35,738	4,260
Assets held for sale	–	13,512
Total current assets	102,209	61,318
Total assets	411,895	348,364

Equity and liabilities
Share capital	166,329	165,408
Reserves	138,254	138,465
Retained loss	(45,586)	(89,996)
Equity attributable to shareholders of the parent	258,997	213,877
Non-controlling interests	24,549	20,587
Total equity	283,546	234,464

Liabilities
Deferred tax liabilities	51,015	48,418
Provisions	9,722	9,664
Loans and borrowings	1,074	1,500
Loan note instruments	3,981	8,313
Cash-settled share-based payment	1,294	411
Lease liabilities	911	199
Total non-current liabilities	67,997	68,505

Cash-settled share-based payment	1,116	634
Income tax payable	351	2,958
Lease liabilities	268	95
Loans and borrowings	6,706	1,174
Loan note instruments	7,760	855
Trade and other payables	32,253	26,647
Overdrafts	11,898	12,928
Liabilities associated with assets held for sale	–	104
Total current liabilities	60,352	45,395
Total liabilities	128,349	113,900
Total equity and liabilities	411,895	348,364

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Appendix C

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

	2025	2024

Cash inflow from operations	105,419	55,438
Interest received	461	26
Finance costs paid	(3,073)	(2,864)
Tax paid	(26,574)	(10,645)
Net cash inflow from operating activities	76,233	41,955

Cash flows used in investing activities
Acquisition of property, plant and equipment	(32,450)	(27,477)
Acquisition of exploration and evaluation assets	(3,633)	(3,835)
Proceeds from sale of property, plant and equipment	17	–
Gross proceeds from sale of non-current assets held for sale	22,350	–
Selling cost on sale of non-current assets held for sale	(384)	–
Acquisition of put options	(5,430)	(743)
Investment in fixed term deposits	(28,500)	–
Matured fixed term deposits	23,500	–
Net cash used in investing activities	(24,530)	(32,055)

Cash flows from financing activities
Dividends paid	(19,916)	(12,302)
Payment of lease liabilities	(244)	(182)
Proceeds from loans and borrowings	–	3,000
Repayments of loans and borrowings	(1,473)	(326)
Loan notes - solar bond issue gross receipts	2,500	2,000
Loan notes - solar bond issue transaction cost	(113)	(30)
Proceeds from share options exercised	95	37
Net cash used in financing activities	(19,151)	(7,803)

Net increase in cash and cash equivalents	32,552	2,097
Effect of exchange rate fluctuations on cash and cash equivalents	(44)	267
Net cash and cash equivalents at the beginning of the year	(8,668)	(11,032)
Net cash and cash equivalents at the end of the year	23,840	(8,668)

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